SNT CLEANING INC.
                  9012 - 100 Street, Westlock, Alberta, T7P 2L4
                  Telephone 780 349 1755 Facsimile 780 349 5414


VIA EDGAR ONLY

September 19,2008

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Michelle Lacko and Amanda McManus

     Re: SNT Cleaning Inc.
         Registration Statement on Form S-1
         Filed July 16, 2008
         File Number: 333-152356

Dear Ms. Lacko and Ms. McManus;

In response to your letter dated August 12, 2008, SNT Cleaning Inc. has made changes to its filing and reposted as Form S-1/A Amendment No. 1. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter.

GENERAL

     1. We have amended our filing and removed the small business issuer designations on the cover page. We have also modified our signature page, using the appropriate Form S-1 signature page.

     2. We have revised the document throughout, to eliminate marketing language, including but not limited to the examples given on page 5, page 22, page 25 and page 26.

     3. As the sole selling shareholder in this offering is Robert Denman, we have amended the filing to reference the selling shareholding in the singular form. Also, we have revised any references to our sole officer and director in the singular form.

     4. We have revised our discussion in our disclosure on our competition to be more consistent, specifically recognizing that while there is currently no one who directly competes with us on auto detailing services in our target market (surrounding 70 km) we do have six competitors who compete with our basic car wash services. We have also included disclosure that we anticipate other businesses to add auto-detailing services in the immediate future and directly compete with all our services.

     5. We have revised out disclosure throughout the filing to provide a basis for any statements made for the business, indicated that the statements are solely based on our belief, or removed misleading or erroneous statements.

REGISTRATION STATEMENT COVER PAGE

     6. We have revised the filing to provide telephone number, including area code for the Company's agent for service.

     7. We have amended the registration fee in accordance with rule to Rule 457(o) promulgated under the Securities Act of 1933.

PROSPECTUS COVER PAGE

     8. We have amended the filing to include the Company's name on the outside front cover page of the prospectus.

     9. As requested, we have added to the outside front cover page of our prospectus that the offering price of our securities is set at $0.001 per share, no minimum purchase of shares, with an offering period of four months from the date of prospectus.

PROSPECTUS SUMMARY, PAGE 4

     10. We have revised our disclosure to provide a brief description of how our business generates revenue, specifically by adding that the company currently generates revenue from cleaning and car care services specifically, automotive upholstery and leather cleaning and automotive interior and exterior cleaning and washing. Also, we have revised the second paragraph under "General Introduction" to disclose our assets.

RISK FACTORS, PAGE 8

     11. We have amended our disclosure and removed the references on page 6 and page 8 of our prospectus discussing "some risk" factors to clarify that we have discussed all known material risks.

     12. We have amended our risk disclosure to include the added costs of being a public company.

BECAUSE OUR SOLE EXECUTIVE OFFICE AND DIRECTOR HAS OTHER BUSINESS..., PAGE 10

     13. We have revised our disclosure to indicate how much time Mr. Denman spends on the management of the company's business. Also we have disclosed whether Mr. Denman is one of our full time employees.

OUR INDUSTRY IS COMPETITIVE AND IS CHARACTERIZED BY..., PAGE 10

     14. We have revised the document to eliminate risk disclosure that does not seem to relate to our business. Specifically we have removed references to training services, fares, pilots new students, passengers, among others, do not make sense.

OUR BUSINESS IS CYCLICAL... PAGE 11

     15. We have revised our statement and removed the misleading statement about a 40% decrease of variable expenses and reworded the paragraph to more clearly disclose the cyclical nature of this industry.

UNFORSEEN ECONOMIC, POLITICAL, SOCIAL AND TECHNOLOGICAL... PAGE 11

     16. We have revised our subheading so that it accurately reflects the risk discussed in the text. Also we have revised our discussion so that it describes how critical environmental issues affect our business and/or the securities being offered.

NOTE REGARDING FORWARD-LOOKING STATEMENTS, PAGE 15

     17. We have removed the reference to the Private Securities Litigation Reform Act of 1995 , as it does not apply to our company because we are a penny stock issuer and because this is our initial public offering.

DILUTION, PAGE 16

     18. We have removed the first paragraph under this heading since there is no dilution and our disclosure does not correctly state the method for calculation dilution.

PLAN OF DISTRIBUTION,  PAGE 16

     19. We have removed the repeated "Plan of Distribution" section on page 34 of our prospectus, as the repetition was not necessary and in order to make the prospectus more concise and logically organized.

     20. We have revised our disclosure to clarify the selling shareholder listed in our prospectus may be deemed an underwriter.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS, PAGE 18

     21. We have modified the SEC's address to 100 F Street, NE. Washington, DC 20549 throughout the filing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION... PAGE 18

     22. We have amended our MD & A disclosure with regard to our plan of operations. Specifically we have developed a timeline for the next two years, specifically showing when we expect to become profitable, and also timelines and funds required to expand to two additionally new facilities by 2010.

     23. We have amended our disclosure to include a table detailing material expense items affecting our results.

DESCRIPTION OF BUSINESS, PAGE 21

     24. We have revised our discussion to include time frames for implementing future plans and any obstacles involved before the planned operations can commence. Also included in the discussion are any costs to our company and the availability of financing. Also we have included in our discussion that our expansion plans include two new locations in the next two years..

     25. We have revised our disclosure to include our monthly `burn rate" and explained where we are receiving the cash for the cash expenditures that we are incurring. Also we have disclosed that currently we require funds to keep the company operational.

     26. While we are concerned about water use and disposal of solvents in our business, there are currently no environmental regulations we have to adhere to on this matter. We have amended our disclosure to state that currently there are no environmental or governmental restrictions that govern how we operate. Therefore at this time there are no costs and effects of compliance with federal , state and local environment laws.

     27.  We have amended our disclosure to remove references to valet services.

BUSINESS FACILITIES, PAGE 22

     28. We have revised our disclosure to show the approximate US dollar equivalent for any amounts listed in Canadian Currency.

UNIQUE FEATURES OF THE COMPANY, PAGE 22

     29. We have removed the statement that our employees possess pertinent knowledge, gained from operational and personnel experience.

MARKET ANALYSIS: THE AUTOMOTIVE CLEANING INDUSTRY, PAGE 23

     30. We have amended our disclosure to include the source of resources and research where management used to provide an assessment of the market conditions for our industry. We believe that these sources are an accurate assessment of the industry as the sources are from automotive cleaning industry and government sites.

COMPANIES IN SPECIFIC TARGET MARKET, PAGE 25

     31. We have removed our statement regarding our revenue and expense calculations as they where misleading.

ASSESSMENT OF LEADING COMPETITORS, PAGE 25

     32. We have removed the sentence stating that business logic dictates that unnecessary competition benefits neither operation and rewrote the paragraph to more accurately dictate the competition in the market and our plans to operate in a competitive environment.

DESCRIPTION AND ASSESSMENT OF POTENTIAL COMPETITORS, PAGE 27

     33. We have revised our discussion to include quantitative information about the commercial property available for future development in the town of Westlock that could be used for car washing, cleaning and detailing.

SOCIAL/ DEMOGRAPHIC FACTORS, PAGE 28

     34. We have revised our disclosure to provide quantitative information about the number of people who make up our target market.

SOURCE AND AVAILABILITY OF SUPPLIES/ RAW MATERIALS, PAGE 28

     35. We have amended our disclosure to clarify our source and availability of supplies/raw material. This includes our primary supplier of cleaning supplies as well as describing and providing the names of the utility companies that provide our primary source of power and water in the town of Westlock. We have also added that in the unlikely event that our primary source of power or water becomes unreliable we have the option of installing our own power and water reclamation system to minimize any negative impact to our business.

MANAGEMENT, PAGE 29

     36. We  have  revised  Mr.  Denman's  titles   throughout  our  filing  for
         consistency.

     37. We have amended our disclosure to provide a brief explanation as to the nature of the responsibility undertaken by Mr. Robert Denman in his prior positions as Jubilee Farms and 911108 Albert Ltd. This includes information to give investors a better idea of Mr. Denman's prior business experience.

SUMMARY COMPENSATION TABLE, PAGE 31

     38. We have amended our disclosure regarding executive compensation for 2007 and 2008 in our Summary Compensation Table.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 30

     39. We have amended our document to remove the repetition of disclosure regarding security of ownership on page 30 and page 31. Also we have updated our disclosure to a more recent date.

SELLING SECURITY HOLDERS, PAGE 34

     40. We have amended our disclosure to eliminate the misleading statement that in the second sentence that stated that no selling security holder has, or within the past three years has had, any position office or other material relationship with your company. We have also added Mr. Robert Denman position within the company and disclosed the amount of securities owned by Mr. Denman before the offering as required by Item 507 of Regulation S-K.

     41. We have amended our disclosure to describe the transaction by which the selling shareholder acquired the shares being registered for sale.

NOTES TO CONSOLIDATED FINANCIALS, PAGE F-6

NOTE 2 TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-6

     42. The Company has modified its disclosure to disclose the interest of management and others in certain transactions as required by Item 404(d).

PART II, PAGE II-1

     43.  We have revised our disclosure to provide the information required by
          Item 511 of Regulation S-K under the heading "OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION"

ITEM 25. RECENT SALES OF UNREGISTERED SECURITIES , PAGE II-1

     44. We have revised our filing to include the date of sale of the common shares that the company issued to its founder.

ITEM 26. EXHIBIT, PAGE II-1

     45. We believe that the legal consent was filed and is located at the following link:
          http://www.sec.gov/Archives/edgar/data/1438672/000116552708000381/
          ex5-1.txt.

          We have also included a new legal consent letter with this amended filing.

ITEM 27. UNDERTAKINGS, PAGE II-1

     46. We have removed the undertakings disclosure related to a Rule 415 offering.

We trust that everything is in order. If you have any questions or concerns, please feel free to contact us anytime.


Very truly yours,


/s/ Robert Denman
--------------------------------
ROBERT DENMAN